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Allison Fumai
Partner

Allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

March 16, 2026

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Christina DiAngelo Fettig, Division of Investment Management

Re:	Morgan Stanley ETF Trust (the “Trust”) (File No. 333-266913; 811-23820)

Dear Ms. Fettig:

Thank you for your telephonic comments received on January 28, 2026 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the Trust’s annual reports on Form N-CSR and Form N-CEN for the reporting period ended September 30, 2025, as filed with the Securities and Exchange Commission (the “Commission”) on December 4, 2025 and December 9, 2025, respectively, for certain series of the Trust (each, a “Fund” and collectively, the “Funds”). The Trust has considered your comments and has authorized us to make responses, changes and/or acknowledgements discussed below. Capitalized terms not otherwise defined have the same meanings assigned to such terms in the Trust’s annual reports.

Comment 1.	The Staff notes that under the Additional Information section of each Fund’s tailored shareholder report, there is a link for proxy information. Please verify the accuracy of the link.

Response 1.             The website is https://www.morganstanley.com/im/en-us/institutional-investor/about-us/proxy-voting/vote-summary-report.desktop.html. The Trust has verified the accuracy of the link.

March 16, 2026 Page 2

Comment 2.	The Staff notes that the Calvert US Large-Cap Diversity, Equity and Inclusion Index ETF filed a prospectus supplement on June 17, 2025 which describes an index methodology change. Please confirm whether this change should be considered a material fund change for purposes of disclosure in the tailored shareholder report. See Form N-1A, Item 27A(g).

Response 2.            The Trust confirms that it does not consider this change to have been a material Fund change for purposes of Item 27A(g) of Form N-1A.

Comment 3.	The Staff notes that with respect to the tailored shareholder reports for the Eaton Vance High Income Municipal ETF and Eaton Vance Short Duration Income ETF, the XBRL interactive data tagging of each Fund’s respective Average Annual Total Returns chart does not identify the Fund’s broad-based securities market index but rather the listed index is tagged as an additional index. Please confirm that the XBRL interactive data tagging requirements will be satisfied in future filings.

Response 3.            The Trust so confirms.

Comment 4.	Pursuant to footnote 2 of Rule 12-12 of Regulation S-X, for purposes of a fund’s Schedule of Investments, securities held by a fund must be categorized by type and also by the related industry, country or geographic region of the investment. With respect to the Eaton Vance Mortgage Opportunities ETF, Eaton Vance Short Duration Income ETF, Calvert Ultra-Short Investment Grade ETF, Eaton Vance Total Return Bond ETF, and Eaton Vance Ultra-Short Income ETF, please further categorize each Fund’s holdings in asset-backed securities by industry for purposes of the Schedule of Investments.

Response 4.            The Trust believes it complied with footnote 2 of Rule 12-12 of Regulation S-X regarding the categorization requirements in the Schedule of Investments. The Trust believes it is reasonable not to assign asset-backed securities to a particular industry. Each Fund views asset-backed securities as a broad asset class representing a diverse and heterogeneous pool of borrowers and loan type. The Funds do not look through to the underlying pool of borrowers and do not classify the asset-backed securities based on industry classifications. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 5.	According to the Eaton Vance Floating-Rate ETF’s Schedule of Investments, the Fund had unfunded loan commitments of $2,533,008 as of September 30, 2025 but the Fund’s Statement of Assets and Liabilities for the same period does not include a line item relating to contingent liabilities. In accordance with the requirements of Rule 6-04.15 of Regulation S-X, please include a line item relating to the Eaton Vance Floating Rate Fund’s unfunded commitment agreements as contingent liabilities in the Fund’s Statement of Assets and Liabilities.

Response 5.            The Trust will include the requested line item in the Fund’s Statement of Assets and Liabilities in future filings, as applicable.

March 16, 2026 Page 3

Comment 6.	The Staff notes that certain of the Statements of Operations present interest and dividends from securities of affiliated issuers as a combined line item. Please present the interest from securities of affiliated issuers and dividends from securities of affiliated issuers as separate line items in all Statements of Operations in accordance with the requirements set forth in Rule 6-07(1) of Regulation S-X.

Response 6.            The Trust confirms that it will include separate line items for interest from securities of affiliated issuers and dividends from securities of affiliated issuers in future filings.

Comment 7.	For Funds that are sub-advised, please disclose the management fee rate that is paid to the applicable Sub-Adviser in the annual report on Form N-CSR.

In addition, for Funds that are sub-advised, please provide the requested information with respect to Item C.9.c of Form N-CEN.

Response 7.            For Funds that are sub-advised, fees paid to Sub-Advisers are not a Fund expense. The sub-advisory fees are paid by the Adviser from its own resources to each Sub-Adviser and are not paid directly by a Fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

With respect to Item C.9.c of Form N-CEN, the Trust will include the required information in future filings, as applicable.

Comment 8.	With respect to Item C.7.n.i. of Form N-CEN, this item should be checked for a fund that relies on the limited derivatives user exception under Rule 18f-4(c)(4) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Staff notes that this item was checked for the Parametric Hedged Equity ETF, Parametric Equity Premium Income ETF, Eaton Vance Total Return Bond ETF, and Eaton Vance Short Duration Income ETF. Please confirm whether the classification of these Funds as a limited derivatives user is appropriate based on their respective derivatives activity.

Response 8.            The Trust confirms that this item was incorrectly checked for each of the aforementioned Funds.

March 16, 2026 Page 4

Comment 9.	The Staff notes that with respect to the Calvert Ultra-Short Investment Grade ETF, the Fund invested in futures contracts during the year ended September 30, 2025 but did not indicate that it relied on Rule 18f-4 under the 1940 Act in response to Item C.7 of Form N-CEN. Please confirm.

Response 9.            The Trust hereby confirms that the Fund relied on Rule 18f-4 under the 1940 Act during the reporting period.

Comment 10.	The Staff notes that with respect to the Eaton Vance High Income Municipal ETF, when-issued securities are listed in the Fund’s Schedule of Investments but did not indicate that it relied on Rule 18f-4(f) under the 1940 Act in response to Item C.7.n.vi. of Form N-CEN. Please confirm.

Response 10.            The Trust confirms that the Fund entered into when-issued securities in reliance on Rule 18f-4(f)(f) under the 1940 Act during the reporting period.

Comment 11.	The Staff notes that Rule 6c-1(c)(1)(iii) under the 1940 Act requires that an exchange-traded fund disclose on its website the number of days the fund’s shares traded at a premium or discount during the most recently completed calendar year and the most recently completed calendar quarters since that year (or the life of the fund, if shorter). The Staff was unable to access this information for all of the required periods on the Funds’ websites. Please ensure that the Funds’ websites include the information required by Rule 6c-11(c)(1)(iii) for each applicable period.

Response 11.            The Trust confirms that the Funds' websites include the information required by Rule 6c-11(c)(1)(iii) for each applicable period.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

March 16, 2026 Page 5

Best Regards,

/s/ Allison Fumai
Allison Fumai